We're building a platform that creates heroes



heroes.us   Austin TX

Technology   Community   PBC and B Corps   Social Impact

LEAD INVESTOR

 **Brett M. Johnson**   CEO, Benevolent Capital

Brian Johnson is a daily inspiration and I'm honored to support Heroic in every possible way, as the world needs this platform. I'm excited to be a part of history and the launch of a pedagogy that I will introduce to countless friends, family, and associates. There's no individual that has added more to my personal development than Brian (and Optimize) and this evolution to Heroic will be truly epic. Thank you Brian for giving me this opportunity.

Invested $125,000 this round

Learn about Lead Investors

OVERVIEW   DETAILS   UPDATES 2   WHAT PEOPLE SAY 1491   ASK A QUESTION 63

Highlights

1. Founder/CEO has raised $10M+, built and sold 2 market-leading social platforms

2. Partnered with MetaLab (built Slack, Uber Eats, etc.) to build world-class Heroic Training Platform

3. Uniquely positioned to create an answer to The Social Dilemma

4. We believe we are in a position to make history with the largest crowdfunding round ever

5. Optimize has served tens of thousands of premium members from nearly every country in the world

6. 3,000+ Optimizers from 90+ countries in Optimize Coach program, launch 2 years ago

7. Leading well-being research lab says: Optimize Mastery Series scientifically proven to change lives

Our Founder

 **Brian Johnson**   Founder + CEΦ

Raised $10M, built and sold 2 market-leading social platforms. Created a protocol that has been scientifically proven to change lives. Uniquely positioned to create an answer to The Social Dilemma.

We believe we can change the world by helping people be the best, most Heroic versions of themselves.

"Heroic is an amazing company and Brian is a truly visionary, mission-driven CEO. Very few companies can blend both a strong profit business model with a broad platform to significantly improve the human condition. Brian has a gift for both synthesizing complex concepts and frameworks into practical, everyday content and for attracting the most dynamic thought leaders to his cause. I have so many friends and colleagues that I've introduced to Optimize and it has impacted their lives. I am proud to be a personal investor."

 **Matt McCall**
Partner at Pritzker Group Venture Capital, formerly a Partner with DFJ



Partner at Pritzker Group Venture Capital, formerly a Partner with DFJ Portage, named as one of the Top 100 VCs in the U.S

Hi, This is Brian Johnson. 👋

I'm the Founder and CEO of Heroic Public Benefit Corporation.

I appreciate you taking the time to learn more about Heroic. I'd like to give you a quick overview of the biz as we currently see it. We have two versions: The Short Story and The Longer Story. Let's start with...

The Short Story

We're building a social training platform to help people be the best, most Heroic versions of themselves.

Unlike most social platforms that are designed to increase user engagement (so they can make more money via advertising), Heroic is designed to effectively and measurably change people's lives. We aim to leverage the best of social technology and leave the worst behind. (Think: An answer to *The Social Dilemma*.)

We've partnered with **MetaLab** (they built Slack, Uber Eats, and Elon Musk's new business Neuralink) to build our Heroic Social Training Platform.

Plus, Heroic will also be acquiring my existing business, Optimize, that serves 10,000+ premium members including Olympic coaches, Navy SEAL trainers, executives and professional moms.

btw: Here's how MetaLab captured the essence of what we're creating with our Heroic Training Platform:

WHAT WE'LL DO TOGETHER
The platform that creates heroes
MetaLab is excited to embark on this partnership to enable individuals to be the best, most heroic version of themselves. MetaLab's experience of putting hundreds of products into the hands of billions of users and Heroic's combination of practical wisdom and inspiring communities will come together to create a world changing product that effectively and measurably changes people's lives. Together, we will refine the product vision into a roadmap, and then iteratively design and develop what it can be with consistent feedback from the Heroic community.
Mar '21
Scope checkpoint
16 Oct
Scope checkpoint
Mar '22
Defining the product
7 weeks
Product design + Beta
24 weeks
Development + iterative releases
20 weeks

The Longer Story

Now for the longer story... We'll start at the top with the current status of our $11M Seed fundraising efforts then we'll talk about the use of funds, the acquisition of my existing business Optimize, our partnership with MetaLab to build our Heroic Training Platform, and my background, etc.

But...

First, I'd like to start with a question...

Training Heroes

Do you happen to know what the word *hero* means?

It's an ancient Greek word. Etymologically, the word *hero* doesn't mean "killer of bad guys" or "tough guy" or anything like that it. It means "PROTECTOR."

A hero has strength for two. And, very importantly, a hero is willing to do the HARD work to HAVE that strength for two.

And, do you know what the secret weapon of the ancient hero was?

LOVE.

It's LOVE that fuels our commitment to DO that hard work to HAVE the strength for two. It's LOVE that gives us the Courage to be willing to act in the presence of fear. It's LOVE that gives us the Self-Mastery to do what needs to get done whether we feel like it or not.

We believe that our world needs heroes Today more than ever before.

Quite simply: We need YOU to be a hero.

We created Heroic Public Benefit Corporation to help train and connect and lead

a virtuous army of heroes who can, literally, change the world.

The Heroic Fundraise

We originally planned to raise $5M as we made history with the first $5M financing via a Wefunder Reg CF round.

The response from our Optimize community to the initial invitation letter we sent out at the end of 2020 (read that letter here) was so overwhelmingly positive that we decided to raise a total of up to $11M.

We raised $1M via a convertible note we closed at the end of 2020. In addition to this $5M Reg CF round, we're also in the process of closing another $5M via Reg D 506(c) at the same terms of the Reg CF round with accredited investors who are investing $100k+ (we already have ~$4M committed in that fundraising).

We intend to make history on March 15th--the first day the Federal government will allow $5M of capital to be invested by everyday people in a startup like ours.

We plan to make history with Heroic Public Benefit Corporation. And then, much more importantly, we plan to do the hard work to change the course of history.

> "My husband and I just invested $50,000 in Heroic because we trust the soundness of the investment AND we powerfully share the Heroic vision. Brian has an incredible track record in business—he's generated a return for his investors 100% of the time. Heroic partnerships are so needed right now—and we can all do well by doing good. With every action we create the world we (and our kids and grandkids!) will live in. *Let's change the world together.* These words give me goose bumps. I'm in!!!"
>
>
> **Susan Peirce Thompson PhD**
> Professor, NYT bestselling author, founder of Bright Line Eating

Moonshots + Big, Hairy, Audacious Goals

Our unabashedly ambitious moonshot goal is one we've borrowed from Martin Seligman and his colleagues. When they launched the Positive Psychology movement in the year 2000, they said they wanted to help create a world in which 51% of the world's population was flourishing by the year 2051.

The first time I heard that I thought, "Wow. The audacity!!"

I have now dedicated my life to playing my role as well as I possibly can to help create a world in which 51% of our population is flourishing by the year 2051.

This is my personal obsession and this is our ultimate moonshot Mission with Heroic:

51% by 2051

Note1: If you ever find my phone, here's the password to unlock it: 512051

btw: The other, nearer-term big, hairy, audacious goal we have set for ourselves is making our Heroic Training Platform so good that it is worthy of serving 100 million people--with 10 million of those people paying $10/mo to help them express the best, most Heroic versions of themselves.

Note2: Obviously, that's a very ambitious target. It's also the napkin math required to hit $1 Billion+ of annual revenue. 🍾

(To put it in perspective, Headspace (the meditation app) has had 60+ million app downloads with 2 million paying subscribers. btw: They've also raised over $200M in capital.)

Note3: Jeff Bezos has said (highly recommend *Invent and Wander*, btw) that his aim when he created Amazon Prime was that he wanted to make it *such* a *great* deal that it would be, and I quote, "irresponsible" of someone *not* to be a Prime member.

I like that as a standard. I want our Heroic Training Platform to be SO GOOD at helping you flourish and to be so scientifically proven to help you become more Energized, Productive and Connected (to your highest self and others) that it would be IRRESPONSIBLE *not* to use it.

Use of Funds

Although there are a lot of exciting opportunities for us, there are two primary things we intend to do with the $11M of capital we are raising: Acquire Optimize and Build Heroic.

Note1: The $11M Seed round will give us enough capital to create significant value over the next two years during which time we intend to create major proof points such that we are in a position to raise significant additional funds at a significant step up in valuation.

Note2: We have discussed all of this in detail in a number of Heroic Founding Investor Zoom chats. You can check them all out here. If you only have time to watch one (they tend to go long with q&a!), I encourage you to watch the last one for my latest thinking.

Back to the use of funds chat...

Acquire + Grow Optimize

First, we will be acquiring my existing business Optimize.

Optimize is a strong business and brand. We believe it has the potential to become an even stronger business and brand. Optimize now features 1,000+ Optimize +1s, 500+ PhilosophersNotes, and 50 Optimal Living 101 classes. We have served individuals from nearly every country in the world with our Core membership program and over 3,000 Optimizers from 91 countries have signed up for our Optimize Coach program—which has been scientifically proven to change lives.

The Core wisdom membership and Coach training program will remain the cornerstones of this business. We are also excited to expand our Corporate efforts as we continue to execute on our impact strategy to fulfill its potential. Our ambitious targets remain clear: 1 million+ Optimizers and 100,000+ Optimize Coaches by the end of this decade.

Here's a little video capturing some of the power of the Optimize program:



Note: One of the reasons why we have had such a positive response from our community with our crowdfunding is because Optimize has truly helped people change their lives and our community of Optimizing-Heroes is inspired to co-create a movement such that we can fulfill our Mission to change the world, one person at a time, TOGETHER, starting with you and me, TODAY.

See 1,500+ responses to the question "Why are you excited to invest in Heroic?" here and another 500+ notes on Wefunder here.

Details-wise: We plan to come out of pocket ~$2M in cash in the process of acquiring Optimize for $11.3M of cash and stock. We will be giving our existing accredited investors (who include a former CEO of AOL and other leading investors along with friends and family), the option to either cash out their shares or roll them over into Heroic. We will be giving our unaccredited investors cash for their stock and the opportunity to invest in this Reg CF round. The precise amount will be determined after our closing but we plan to use around $2M of capital for this acquisition.

Note: The $11.3M price is a 1.2x step up from our last round of financing. We arrived at this price based on the recommendation of financier advisors who are existing investors in Optimize and who also made new investments in Heroic.

(Jon Miller, the former CEO of AOL and now partner at TPG will be rolling over his Optimize shares into Heroic and has already invested additional capital into Heroic.)

> "I am investing in Heroic because I care about the future of our world. These are extraordinary times and the challenges we face are unprecedented; to deal with these challenges we desperately need

> extraordinary leaders. And this is what Heroic is all about: preparing us as individuals and as a society to navigate the rough terrain and emerge stronger and better as a result."



Tal Ben-Shahar
Positive psychologist, bestselling author, taught largest class in Harvard's history

Build the Heroic Training Platform

Second, we will be creating the Heroic Training Platform. This will be our answer to *The Social Dilemma*. Think: A social training platform that helps people become the best, most Heroic versions of themselves.

As I like to say: Imagine Facebook without the Facebook. World-class social tools but with a business that's focused on helping you flourish rather than hacking your brain stem to drive ad revenue. We'll be in the Well-being Economy not the Attention Economy.

Note: If you haven't watched *__The Social Dilemma__* yet, I highly recommend it. (Especially if you have kids!)

Then, combine that social platform with a training platform that helps people actually engage in the behaviors they know are best for them. As we like to say in our work at Optimize, we need to move from Theory to Practice to Mastery.

Helping you become the best, most Heroic version of yourself is what the Heroic Training Platform will be all about.

As we already briefly discussed, our fierce commitment with Heroic is to help create a world in which 51% of the world's population is flourishing by the year 2051. We believe our Heroic Training Platform can play a significant role in helping create that world.

Practically speaking, we are building out our internal team and partnering with MetaLab—the world's leading product design agency—to create a truly world-class, culture-changing platform.

MetaLab has built hundreds of products that have been used by billions of people. For example, __they designed Slack__. And, when Uber was already Uber, they went to MetaLab to have them __design Uber Eats__. When Elon Musk's new business __Nueralink__ needed the best team in the world to design *their* app, who did they go to? MetaLab.

Which is why the first thing I said in my first chat with the guy who runs MetaLab was: "You guys are the best in world. You're our #1 choice for a partner. There is no #2. To the extent you're excited to partner with us, we're in."

Over 1,000 companies pitch MetaLab to build their products every year. They go with 40 of the "highest potential" companies. We are honored and fired up to be one of them.

We're excited to be partnering with MetaLab. We're even more excited that they believe so much in Heroic that they will be investing a portion of their fees in equity at the same terms of this Reg CF here at Wefunder.

A Bit More About the Founder/CEO

We should probably spend a moment or two on my background.

Briefly: I've spent half of the last twenty years as a Founder/CEO and the other half as a Philosopher. As a Founder/CEO I've raised $10M+ and built and sold two market-leading social platforms. As a Philosopher, I've created over 600 __PhilosophersNotes__ and the Optimize protocol which has been scientifically proven to change lives.

With Heroic, I'm bringing all of that together. I feel that creating and leading our Heroic movement is *precisely* what I have spent my life training for. (In fact, I just got tears in my eyes typing that.)

You can learn more about me and my background and my philosophical approach (and some more details on the scientific data showing our protocol works) by checking out the introduction to my book called *You Are a Hero: Here's Your Training Manual*. (__Here's the PDF.__)

We originally planned to release that in 2021 but now plan to do so in 2022 when we officially release the Heroic Training Platform.

Note: Our community has already committed to buying 10,000+ copies to help us launch as a #1 *New York Times* bestseller. You can check out some of their kind words and why they're so excited about the book in the introduction.

words and why they're so excited about the book in the introduction.

Note2: You can also read the foreword by Phil Stutz in <u>the PDF</u> as well. Phil is my coach. I've worked with him every week for years. He's the author of my all-time favorite book called *The Tools* and another great book called *Coming Alive.*

btw1: Here's my <u>Top 3 favorite books of all-time series</u>.

btw2: Phil's other clients include Jonah Hill and Joaquin Phoenix who are doing <u>a Netflix documentary on Phil</u> that will be coming out later this year.

Here's a little snippet from Phil's foreword:

> "What Brian has developed is much more than a bunch of coping mechanisms for the over-stressed modern person; although that would be an improvement for most of us. He's developed a training program for the soul. Commit to this training and you will gain the ability to transmute your biggest problems, your darkest days, into unstoppable courage, endless enthusiasm and an unshakable faith in the future. This book will change your life. And, if enough of us commit, it will change the world."



Phil Stutz
New York Times bestselling author of *The Tools*

Note: In many ways, the initial phase of the Heroic Training Platform will be focused on distilling this training program into a world-class Social + Training platform app. Once we get it right with me as the first "Guide" we plan to scale to include a LOT of other world-class teachers and their practical wisdom to help us be the change so we can change the world together.

Let's Change the World Together

As I describe at the end of the Heroic Vison-pitch video (at the top of this page), I am committed to creating Heroic Relationships. For one simple reason: This is the *only* way we're going to be able to change the world together.

I'm honored that you're considering forming a Heroic partnership with me and our Team by investing in Heroic Public Benefit Corporation. We have a lot of work to do to achieve our ambitious goals and I fiercely commit to doing everything in my power to make you proud to be a Founding Investor in our Heroic movement.

With Wisdom + Self-Mastery + Courage + Love I say: Heroes Unite!!!



> "Are you kidding me?! Does this question really need an answer?! Let me begin the 1,000 page treatise... In addition to family, this is all that matters right now: A virtue-driven force to disrupt the world. Personally, being a professional investor is often devoid of a bigger meaning. It would mean the world to me to make the connection, in a real way, between what I do and something much bigger and more important than myself. This connection would be an incredible source of meaning for my life. This has the potential to bend the arc of humanity and help fulfill the potential in millions of lives."

Arturo Brillembourg
Professional Investor, Optimize Coach - Class I Graduate